

October 22, 2013

Via E-mail
Ms. Kathryn E. Falberg
Executive Vice President and Chief Financial Officer
Jazz Pharmaceuticals plc
Fourth Floor
Connaught House
One Burlington Road
Dublin 4
Ireland

> **Re: Jazz Pharmaceuticals plc**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 26, 2013**
> **Form 10-Q for the Quarterly Period Ended June 30, 2013**
> **Filed August 6, 2013**
> **Form 8-K dated August 6, 2013**
> **Filed August 6, 2013**
> **File No. 001-33500**

Dear Ms. Falberg:

We have limited our review of your filings to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing us the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Form 10-K for the fiscal year ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Significant Estimates
Revenue Recognition, page 26

1. Please provide us proposed disclosure to be included in future periodic reports that explains the relative changes period over period of each of the items deducted from gross sales that you identify. In your disclosure please explain the underlying cause(s) as to why:
    - rebates increased from 6.0% of gross revenues in 2010 to 7.5% in 2011 and 8.0% in 2012 (clarifying the extent of the impact of the Affordable Care Act Medicaid rebate);
    - sales returns decreased from 2.1% of gross sales in 2010 to 0.8% in 2011 and then increased to 1.5% in 2012; and
    - chargebacks were near zero in 2010 and 2011 and in 2012 were 2.0% of gross revenues,
    and the expected effects of the cause(s) on future financial position and results of operations, as applicable.

Form 10-Q for the quarterly period ended June 30, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 29

2. It is apparent from the accounts receivable balances presented on your balance sheets that your day's sales outstanding, calculated based on the most recent quarter's sales, increased from 37.0 days at both December 31, 2012 and 2011 to 49.2 days at June 30, 2013. Please provide us proposed disclosure to be included in future periodic reports that explains the underlying cause(s) for this increase and the expected effects of the cause(s) on future financial position and results of operations including any potential collectability or liquidity issues, as applicable.

Form 8-K filed August 6, 2013
Exhibit 99.1, Furnished

3. In the tables on the second and third to last pages of your earnings press release you present "reconciliation(s) of GAAP to non-GAAP adjusted information: certain line items and other information" that appear to be essentially non-GAAP statements of income. Please represent to us that you will remove this presentation from future earnings press releases or provide us proposed revised disclosure indicating why you believe that the presentation of each individual line-item is useful to investors as required by Item 10(e)(1)(i)(C) of Regulation S-K. Please see Instruction 2 to Item 2.02 of Form 8-K that indicates that the requirements of Item 10(e)(1)(i) of Regulation S-X apply to information

furnished under Item 2.02 of Form 8-K and Question 102.10 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant